

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170262

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Dana Klein
The Wendy's Company
dana.klein@wendys.com

Re: The Wendy's Company
Incoming letter dated January 20, 2017

Dear Mr. Klein:

This is in response to your letter dated January 20, 2017 concerning the shareholder proposal submitted to Wendy's by the Congregation of Saint Joseph et al. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sister Mary Ellen Gondeck
The Congregation of Saint Joseph
mgondeck@csjoseph.org

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Wendy's Company
Incoming letter dated January 20, 2017

The proposal urges the board to take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand as it relates to the purchase of produce, and to prepare a report concerning the implementation of the proposal.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(i)(7), as relating to Wendy's ordinary business operations. In our view, the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


Wendy's

Direct Dial No.:
(614) 764-3228

Fax No.: (614) 764-3243
Dana.Klein@Wendys.com

January 20, 2017

VIA FEDEX OVERNIGHT
AND EMAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 'F' Street, N.E.
Washington, DC 20549

RE: The Wendy's Company – Shareholder Proposal of the Congregation of Saint Joseph, the Congregation of the Sisters of Saint Joseph, Mercy Investment Services, Inc. and the Unitarian Universalist Congregation at Shelter Rock

Dear Ladies and Gentlemen:

The Wendy's Company, a Delaware corporation (the "**Company**"), hereby informs the staff of the Division of Corporation Finance (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**") that the Company intends to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "**2017 Proxy Materials**") a shareholder proposal entitled "Join the Fair Food Program 2017 – Wendy's International, Inc." (the "**Proposal**") and statements in support thereof (the "**Supporting Statements**") submitted by co-proponents the Congregation of Saint Joseph, the Congregation of the Sisters of Saint Joseph, Mercy Investments, Inc. and the Unitarian Universalist Congregation at Shelter Rock (each individually, a "**Proponent**" and collectively, the "**Proponents**"), which are further described below.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB No. 14D**"), we are submitting this letter to the Commission via email to *shareholderproposals@sec.gov*. Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we request that the Staff provide its response to this request for no-action relief to the undersigned via email at the address noted in the last paragraph of this letter.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), six (6) paper copies of this letter are being submitted to the Commission no later than eighty (80) calendar days before the Company intends to file the definitive 2017 Proxy Materials with the Commission. Also pursuant to Rule 14a-8(j), we are simultaneously sending a copy of this letter and the attachments hereto to each Proponent and its respective designated agent. Rule 14a-8(k) of the Exchange Act and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that such proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponents that, if any Proponent elects to submit additional correspondence to the Commission or the Staff relating to the

The Wendy's Company | 614-764-3100
One Dave Thomas Blvd., Dublin, OH 43017 | www.wendys.com

Proposal, the Proponent should concurrently furnish a copy of such correspondence to the undersigned on behalf of the Company.

THE PROPOSAL

The Proposal presents the following resolution:

> **RESOLVED**, shareholders urge the Board of Directors to take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand as it relates to the purchase of produce.
>
> The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation of this Resolution.

The Fair Food Program (the "**FFP**") is a farmworker initiative that was developed by the Coalition of Immokalee Workers (the "**CIW**") to support the rights and labor conditions of tomato workers. FFP participants include corporate purchasers of Florida tomatoes referred to as "**Participating Buyers**." The FFP requires each Participating Buyer to enter into a binding agreement with the CIW under which the Participating Buyer agrees to (i) a wage increase for tomato workers that is supported by a price premium (the "**Price Premium**") paid by the Participating Buyer, which is in addition to the price paid by such buyer for tomatoes, and (ii) the Fair Food Code of Conduct (the "**FF Code**") applicable to both Participating Buyers and participating Florida tomato growers ("**Participating Growers**"). Each Participating Buyer is also required to give purchase preference within their supply chain to Participating Growers and to suspend purchases from Participating Growers that do not comply with the FF Code. The Fair Food Standards Council (the "**FFSC**") is the third-party monitoring organization that oversees implementation of the FFP, and the FFSC reviews monthly supply chain records to confirm that Participating Buyers only source Florida tomatoes from Participating Growers. *See* Coalition of Immokalee Workers, *Fair Food Program: Frequently Asked Questions*, *available at* http://ciw-online.org/wp-content/uploads/12FFP_FAQs_Formatted.pdf (last visited Jan. 20, 2017); and Fair Food Standards Council, *Resources* and *Frequently Asked Questions*, *available at* http://www.fairfoodstandards.org/resources/ (last visited Jan. 20, 2017). *See generally* Fair Food Program, *The Fair Food Program* and *The Fair Food Program's 2015 Annual Report*, *available at* http://www.fairfoodprogram.org/ (last visited Jan. 20, 2017).

Copies of the Proposal and the Supporting Statements, together with other relevant correspondence relating to the Proposal, are attached hereto as **Exhibit A**, pursuant to Staff Legal Bulletin No. 14C (June 28, 2005) ("**SLB No. 14C**").

BACKGROUND OF THE COMPANY SUPPLY CHAIN

The Company is the world's third-largest quick-service hamburger company. Our restaurant system includes approximately 6,500 Wendy's® franchise and Company-owned restaurants in the United States and foreign countries and U.S. territories worldwide. Wendy's core values, including "Quality is our Recipe," "Do the Right Thing" and "Give Something Back," were created by our founder, Dave Thomas, more than forty (40) years ago. They are timeless guideposts for our employees and franchisees, as well as our suppliers.

Wendy's restaurants offer an extensive menu, specializing in hamburger sandwiches and featuring fillet of chicken breast sandwiches, chicken nuggets, chili, french fries, baked potatoes, freshly prepared salads, soft drinks, Frosty® desserts and kids' meals. In addition, the restaurants sell a variety of promotional products on a limited basis. In providing these products and serving the needs of our customers and franchisees, the Company approves authorized suppliers, vendors and distributors (collectively, "**Suppliers**") that provide goods, products, equipment and services, including tomatoes (collectively, "**Products**"), to our restaurant system and other outlets operated under the Wendy's concept in the U.S. (the "**System**"). Approximately four hundred fifty (450) Suppliers are approved to provide Products to our System, and approximately eleven (11) Suppliers provide tomatoes alone. Our core values, strong ethical principles and quality are of paramount importance to us, and we expect Suppliers to use best practices, demonstrate business integrity and uphold the highest ethics in all aspects of their operations, including human rights and labor practices.

Given the quantity, diversity and complexity of these Supplier relationships, the Company works closely with Quality Supply Chain Co-op, Inc. ("**QSCC**") to provide the System with Products that best combine quality, consistency and value. QSCC is the cooperative that oversees the supply chain, and is the sole authorized purchasing organization for, the Company and System. QSCC's supply chain management functions include contracting with Suppliers for Product purchase and distribution, facilitating supply continuity, providing consolidated purchasing efficiencies and monitoring inventory. In performing such functions, QSCC considers and negotiates Product price and quality, Supplier service and the best interests of the System in supporting and protecting the quality and reputation of our brand. We also work with QSCC in assessing and mitigating supply chain risk.

QSCC is an autonomous non-profit business entity that operates independently, and is not an affiliate, of the Company. We and most of our franchisees are members of QSCC, and QSCC is governed by a board of directors democratically elected by QSCC members. Although the Company collaborates with QSCC, QSCC represents its members in supply chain initiatives and operates in ways that ensure QSCC's cooperative autonomy and continued ownership and control by its members. QSCC requires Suppliers to execute and adhere to a mandatory Supplier Operation Agreement (the "**QSCC SOA**") that explicitly requires Suppliers to comply with all applicable laws, rules and regulations regarding, among other things, workplace health and safety, child labor and voluntary employment.

Furthermore, we have established a comprehensive mandatory Supplier Code of Conduct (the "**Code**") that applies to Suppliers of Products to the System, including Suppliers contractually managed by QSCC, which provides public transparency to the requirements that are contractually imposed on Suppliers. The Code requires all Suppliers and their contractors to, among other things, comply with all applicable federal, state and local laws and regulations regarding employment, labor, immigration, civil rights and antidiscrimination, including those that apply to human rights, labor practices, our ethical principles and our core values that emphasize respect and dignity for each individual. For Suppliers with domestic operations, such compliance includes, but is not limited to, observance of the Fair Labor Standards Act. We also expect Suppliers with international operations to act in accordance with applicable standards of the United Nations set forth in *The Universal Declaration of Human Rights* and the International Labor Organization. The Code prohibits Suppliers from engaging in the conduct and business practices that are of concern to the Proponents. If a Supplier does not comply with the Code to our satisfaction or does not uphold our core values and ethical principles, then termination of the Supplier relationship will likely occur. A copy of the Code is attached hereto as **Exhibit B**.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act ("**Rule 14a-8(i)(7)**") because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. Rule 14a-8(i)(7) Background

Rule 14a-8(i)(7) allows for the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In its release accompanying the 1998 amendments to Rule 14a-8 of the Exchange Act, the Commission stated that the "ordinary business" term "refers to matters that are not necessarily 'ordinary' in the common meaning of the word" and "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). According to the Commission in the 1998 Release, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting."

The Commission identified "two central considerations" that underlie the ordinary business exclusion, as set forth in the 1998 Release. The first of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (footnote omitted).

In the 1998 Release, the Commission distinguished proposals pertaining to ordinary business matters from those "focusing on sufficiently significant social policy issues," the latter of which "generally would not be considered to be excludable" under Rule 14a-8(i)(7). *Id.* When the Staff assesses Rule 14a-8(i)(7) proposals in this regard, the Staff considers the terms of the resolution and its supporting statement as a whole. *See* SLB No. 14C. The Staff also expounded on the significant social policy exception in Staff Legal Bulletin No. 14E (October 27, 2009) ("**SLB No. 14E**"), in which the Staff indicated that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) *as long as a sufficient nexus exists* between the nature of the proposal and the company" (*emphasis added*). The Staff went on to note in SLB 14E that "[c]onversely, in those cases in which a proposal's underlying subject matter *involves an ordinary business matter to the company*, the proposal generally *will be excludable* under Rule 14a-8(i)(7)" (*emphasis added*).

Notwithstanding the significant social policy exception, even when a proposal involves a significant policy issue, the proposal may nevertheless be excluded under Rule 14a-8(i)(7) if the proposal seeks to micro-manage the company by specifying in detail the manner in which the company should address the policy issue. *See Apple Inc.* (Dec. 5, 2016) (proposal requesting that the board generate a feasible plan to reach net-zero GHG emission status by 2030 for business aspects directly owned by the company and major suppliers (including without limitation manufacturing and distribution, research facilities, corporate offices and employee travel) and report the plan to shareholders was excludable for micro-managing despite recognition that greenhouse gas emissions is a significant policy issue); *Deere & Company* (Dec. 5, 2016) (proposal the same as that in *Apple, supra,* was excluded on the same basis); *Ford Motor Company* (March 2, 2004) (proposal requesting the preparation and publication of a scientific report regarding the existence of global warming or cooling was excludable "as relating to ordinary business operations" despite recognition that global warming is a significant policy issue); *Marriott International Inc.* (March 17, 2010) (proposal limiting showerhead flow to no more than 1.6 gallons per minute and requiring the installation of mechanical switches to control the level of water flow was excludable for micro-managing despite recognition that global warming, which the proposal sought to address, is a significant policy issue); and *Duke Energy Corporation* (Feb. 16, 2001) (proposal requesting eighty percent reduction in nitrogen oxide emissions from the company's coal-fired plants and limit of 0.15 pounds of nitrogen oxide per million British Thermal Units of heat input for each boiler was excludable despite proposal's objective of addressing significant environmental policy issues).

II. The Proposal is excludable under Rule 14a-8(i)(7) because it would hinder management's fundamental ability to run the Company's day-to-day operations.

The Proposal "urge[s] the Board of Directors to take all necessary steps to join the Fair Food Program," which will require the Company to enter into a binding agreement with the CIW pursuant to which the Company must, among other things, purchase Florida tomatoes only from growers that comply with the FF Code. *See* Fair Food Program, *About the Fair Food Program*, *Mechanisms* and *Premium, available at* http://www.fairfoodprogram.org/ (last visited Jan. 20, 2017); and Fair Food Standards Council, *Resources* and *Frequently Asked Questions*, *available at* http://www.fairfoodstandards.org/resources/ (last visited Jan. 20, 2017). The Proposal, however, seeks to micro-manage the Company and hinders management's fundamental ability to select and approve satisfactory Suppliers, which directly relates to the quality, pricing and availability of Products available in our supply chain for which QSCC can negotiate and obtain for not only the Company, but for all of QSCC's independent franchise members. The Proposal intrudes upon management's fundamental right and ability to direct and control Supplier retention because the Proposal effectively mandates which tomato Suppliers the Company may use, and thus restricts both the Suppliers with which QSCC may contract and the Suppliers in our supply chain. FFP participation would also adversely affect QSCC's ability to negotiate and obtain for its members satisfactory pricing and Products that sufficiently meet our quality standards. Consequently, the Proposal encroaches upon the day-to-day operations of the Company and interferes with our ability to retain, and QSCC's ability to independently negotiate and contract with, favorable Suppliers.

Supplier relationships and decisions regarding such relationships are fundamental to the Company's day-to-day business operations.

The Company has invested significant time and resources in identifying, approving and maintaining relationships with Suppliers who exemplify our core values and ethical principles and comply with our Code and the QSCC SOA, both of which include provisions involving human rights and labor practices. Our Supplier relationships have been developed over an extensive period of time and in collaboration with QSCC on behalf of its members, and the effective processes and practices for vetting, contracting with and monitoring Suppliers are comprehensive, detailed and involve other parties in addition to the Company. As a quick-service restaurant company, our success is contingent upon customer confidence in our products. Accordingly, the ability to source high quality Products that meet our food safety and quality assurance standards from satisfactory Code-compliant Suppliers is an intrinsic, chief component of our central day-to-day business operations.

In the 1998 Release, the Commission cited "management of the workforce, . . . decisions on production quality and quantity, and the retention of suppliers" as examples of tasks that are fundamental to management's ability to run a company on a daily basis. The Staff has also consistently concurred that proposals involving supplier relationships related to ordinary business operations and could therefore be excluded from proxy materials under Rule 14a-8(i)(7). *See Kraft Foods Inc.* (Jan. 6, 2012) (concurring with Rule 14a-8(i)(7) exclusion of a proposal calling for a report assessing water risk to its agricultural supply chain and on Board action to be taken to mitigate the impact of such risk on shareholder value); *The Southern Co.* (Jan. 19, 2011) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in the USA" goods and services because the proposal related to "decisions relating to supplier relationships"); *Spectra Energy Corp.* (Sept. 10, 2010, *recon. denied* Oct. 25, 2010) (concurring with Rule 14a-8(i)(7) exclusion of a proposal the same as that in *Southern Co., supra,* on the same basis); *Alaska Air Group, Inc.* (March 8, 2010) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting a report on contract repair facilities because the proposal related to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (March 25, 2009) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting a policy on contract repair stations because the proposal related to "decisions relating to vendor relationships"); *International Business Machines Corp.* (Dec. 29, 2006) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that sought to have the company update its supplier evaluation and selection process because the proposal related to company business operations and "decisions relating to supplier relationships" specifically); and *PepsiCo, Inc.* (Feb. 11, 2004) (concurring with Rule 14a-8(i)(7) exclusion of a proposal concerning company relationships with different bottlers because the proposal related to "decisions relating to vendor relationships").

Decisions regarding the purchase, sale, pricing and offering of products and services are management functions in running the day-to-day operations of the Company.

As described above, QSCC is an independent and autonomous cooperative that negotiates and contracts with Suppliers and aggregates Product purchasing to reduce costs, drive quality and ensure continuous supply for QSCC's members and the Company. The Company's participation in the FFP would limit the flexibility and leverage that QSCC has in purchasing and obtaining superior Products on a consistent basis from lawful and Code compliant Suppliers. In addition, the variety, quality and limited availability of Products obtained, and consequently the products and services offered, by the System for customers could diminish and adversely affect the Wendy's brand. This could occur if the pool of FFP-selected Suppliers includes less than the number of Company-approved Suppliers and if any of the FFP-selected Suppliers are not and do not become compliant with our Code, the QSCC SOA or the Company's exacting standards for food safety and quality. In each case, the number of Suppliers available to the Company and QSCC could potentially decrease, which could negatively impact our ability to obtain Products that meet our safety and quality assurance requirements. We would also be subject to FFSC-conducted monthly reviews of our supply chain records to confirm that the Company sources Florida tomatoes only from FFP-selected Suppliers deemed "Participating Growers," which infringes upon our day-to-day ordinary business operations. *See* Fair Food Program, *The Fair Food Program* and *The Fair Food Program's 2015 Annual Report*, *available at* http://www.fairfoodprogram.org/ (last visited Jan. 20, 2017).

The Staff has consistently permitted the exclusion of proposals that concern the nature and sale of products and services. *See, e.g.*, *Papa John's International, Inc.* (Feb. 13, 2015) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that touched upon a significant policy issue (animal welfare) because the proposal related to an ordinary business matter regarding "products offered for sale by the company and [did] not focus on a significant policy issue"). *See also, e.g., Marriott International, Inc.* (Feb. 13, 2004) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting the company to eliminate sexually explicit content from its hotel gift shops and television programming because the proposal related to "the sale and display of a particular product and the nature, content and presentation of that product," noting that "the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate").

More recently, the Staff has reaffirmed its position that proposals concerning company products and services, including the pricing and cost thereof, are matters of ordinary business operations. *See AT&T Inc.* (Jan. 4, 2017) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting the company to report on its progress toward providing internet service and products for low-income customers because the proposal related to "products and services offered by the company"); *AT&T Inc.* (Dec. 28, 2016) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that would have required the company to provide free advanced tools to its customers at no cost and within a reasonable time because the proposal related to "the products and services that the company should offer to its customers"); and *Verizon Communications Inc.* (Dec. 16, 2016) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that would have required the company to offer its shareholders a discount on the company's services because the proposal related to setting prices charged or discounts offered by a company for its products and services and to the company's "discount pricing policies"). *See also Dominion Resources, Inc.* (Feb. 19, 2014) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting the company to develop and provide information concerning renewable energy generation services because the proposal related to "products and services that the company offers[, which] are generally excludable"); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (concurring with Rule 14a-8(i)(7) exclusion of a proposal asking the company for a report on, among other things, inequitable rent increases on fixed-income homeowners because the proposal related to "pricing policies"); *Pepco Holdings, Inc.* (Feb. 18, 2011) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting that the company pursue and implement a new business activity of marketing third-party solar providers on the company's website and providing financing to customers to install solar systems because "[p]roposals concerning the sale of particular products and services are generally excludable"); *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* March 4, 2013) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that related to the company's decision to offer specific lending products and services to its customers); *Wal-mart Stores, Inc.* (March 20, 2014) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting that a committee of the company's board of directors be charged with oversight of the company's policies and standards for determining whether or not to sell certain products); *Wal-mart Stores, Inc.* (March 30, 2010) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requiring that all company stores stock certain amounts of locally produced and packaged food); *Wal-mart Stores, Inc.* (March 26, 2010) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting a policy that all products and services offered for sale in the U.S. be manufactured or produced in the U.S.); and *The Procter & Gamble Company* (July 15, 2009) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting the company to cease making cat-kibble).

III. The Proposal seeks to micro-manage the Company by probing too deeply into complex matters and aspects of the Company's business and operations.

The Proposal's underlying concerns about human rights and labor practices are important to the Company; however, in the context of Rule 14a-8(i)(7), the Proposal focuses on Company decisions and actions (*i.e.*, joining the FFP) that directly concern our relationships with Suppliers which, in turn, also considerably impact QSCC and its members, our customers, Product quality, pricing and obtainability, the overall products and services and the pricing of such offered to customers, deployment of capital and legal and regulatory compliance. The Staff has consistently permitted the exclusion of proposals regarding capital deployment decisions and consistently noted that a company's choice of products and services is a management function. *See, e.g.*, *Fauquier Bankshares, Inc.* (March 19, 2013) (concurring with Rule 14a-8(i)(7) exclusion of a proposal related to the locations of the company's new branch offices because the proposal related to the company's "ordinary business operations"); *Minnesota Corn Processors, LLC* (April 3, 2002) (concurring with Rule 14a-8(i)(7) exclusion of a proposal related to building a new corn processing plant); *The Allstate Corporation* (Feb. 19, 2002) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requiring the company to cease operations in a particular state); *First Energy Corp.* (March 8, 2013) (concurring with Rule 14a-8(i)(7) exclusion of a proposal calling for diversification of the company's energy sources to include increased energy efficiency and renewable energy resources because "proposals that concern a company's choice of technologies for use in its operations are generally excludable"); and *AT&T Inc.* (Feb 13, 2012) (concurring with Rule 14a-8(i)(7) exclusion of a proposal requesting a report disclosing company actions taken to address inefficient electricity consumption by its products).

Selection of Suppliers and management of Supplier relationships are complicated matters that are integrally entwined in our ordinary business operations and inherent to management's ability to run the Company's operations on a day-to-day basis. Evaluating and weighing these matters involve the deliberation and expertise of professionals and experts in various disciplines who carefully evaluate, among other things, often complex and competing considerations that relate to the Company, QSCC and our Suppliers alike, such as industry and Product advancements and markets, business operations and expenditures, regulatory requirements and compliance. The breadth and depth of the analyses and decisions relating to such matters, including Suppliers, require multifaceted and detailed decision-making processes, as well as information not available to shareholders. For example, participation in the FFP would require the Company to enter into a binding agreement with the CIW, the negotiation and review of which would be complex and involve, among other things, assessments of business risk regarding our supply chain. Discussions and negotiations of the Company's commercial contracts are customary management functions in running our day-to-day business operations, and such contracts include intricate, multifaceted and complicated terms and conditions. Shareholder involvement in these management functions would effectively micro-manage the Company and would not be appropriate because shareholders could not make an informed judgment on the complex contractual matters.

Moreover, the Proposal seeks to micro-manage not only the Company, but also QSCC and our Suppliers, by substituting for management's practices and processes the Proposal upon which our shareholders, as a group, would not be in a position to make an informed judgment. The action requested in the Proposal would touch upon numerous aspects of the business and operations of the Company, QSCC and our Suppliers and consequently would impinge on management's ability to run the Company and operate our business on a day-to-day basis. Shareholders would thus not be able to make an informed decision about the complex and often competing considerations raised by the Proposal. The Commission noted in the 1998 Release that consideration of complex matters upon which shareholders could not make an informed judgment "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies" (footnote omitted). As such, the matters discussed herein are of the very type contemplated by the Commission as better resolved by management rather than by shareholders at an annual meeting. If not excluded from the 2017 Proxy Materials, shareholders would be asked to vote upon a Proposal that would displace the Company's tested and effective judgments on business and operations with effectively a mandate that disregards the complexity and interconnection of all components of our supply chain. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) on this basis.

IV. The Proposal's subject matter involves ordinary business matters regardless of whether the Proposal touches upon a significant policy issue.

When examining whether a proposal may be excluded under the Commission's ordinary business exclusion, the Staff has agreed that where a proposal does not touch upon any significant social policy issue, the proposal involves an ordinary business matter and may be excluded under Rule 14a-8(i)(7). The Staff has also consistently concurred with the exclusion of proposals that merely touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

In *Lowe's Companies, Inc.* (March 10, 2015), the proposal requested management to review its human rights policies and report its findings by the end of the next calendar year. The proposal was preceded by generic statements describing the importance of human rights and was followed by a single request for the company to identify whether its policies "permit employees to take part in his or her government free from retribution." Concurring in the Rule 14a-8(i)7) exclusion, the Staff implicitly agreed with the company's assertion that the proposal's reference to a review of human rights policies and discussion regarding the right of citizens to participate in their country's government did not raise a significant policy issue that transcended the ordinary business nature of the proposal. In concluding its Rule 14a-8(i)(7) argument, Lowe's asserted that the company's managers are "in the best position to select and evaluate which policies are in the best interests of the [c]ompany and its stakeholders." *See also Comcast Corp.* (March 10, 2015) (same proposal and outcome as in *Lowe's, supra,* as submitted by a different proponent); *CBS Corp.* (March 10, 2015) (same proposal and outcome as in *Lowe's, supra*, as submitted by a different proponent); *FirstEnergy, supra* (concurring with Rule 14a-8(i)(7) exclusion of a proposal that called for the company to generate a report explaining "actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources"); and *Dominion Resources, Inc.* (Feb. 3, 2011) (concurring with Rule 14a-8(i)(7) exclusion of a proposal related to the use of alternative energy because the proposal partially related to the company's choice of technologies for use in its operations).

We note that the Proposal does not ask the Company to adopt a policy related to human rights risks in our supply chain but instead directs the Company to enter into a singular binding agreement with the CIW, which would result in financial implications for the Company because we would be subject to the Price Premium requirement of the FFP, as well as from the constraints on the Company's ability to select and approve appropriate Suppliers and, consequently, on QSCC's sovereign ability to negotiate and contract with favorable Suppliers on behalf of QSCC's independent franchise members. *See* Fair Food Program, *About the Fair Food Program*, *available at* http://www.fairfoodprogram.org/ (last visited Jan. 20, 2017); and Fair Food Standards Council, *Resources* and *Frequently Asked Questions*, *available at* http://www.fairfoodstandards.org/resources/ (last visited Jan. 20, 2017). In the case of the Proposal, although human rights might be considered a significant social policy issue, that aspect of the Proposal is, at best, secondary to the Proposal's designs to micro-manage our supply chain by controlling Supplier selection and Product purchasing options. The central objective of the Proposal regards specifically the Company's purchase of tomatoes from Florida, not human rights issues. The Proposal also seeks to dictate the manner in which the Company should address human rights overall by requiring the Company to join the FFP, the implementation of which is rooted in the Florida tomato industry. *See* Fair Food Program, *The Fair Food Program* and *The Fair Food Program's 2015 Annual Report*, *available at* http://www.fairfoodprogram.org/ (last visited Jan. 20, 2017). The Proposal's request that "the Board of Directors take all necessary steps to join the Fair Food Program as promptly as feasible" still relates primarily to ordinary business matters that our management handles as part of the Company's daily operations.

The Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) that implicate a company's ordinary business operations but do not raise a significant social policy issue that transcends day-to-day business matters. The Proposal does not concern a distinct significant social policy issue. Rather, the Proposal makes nonspecific and broad references to consumer and investor confidence and general reputational and shareholder value risks, which do not sufficiently equate to a significant social policy issue that transcends the Company's ordinary business operations. *See General Electric Company* (Jan. 13, 2006) (concurring with Rule 14a-8(i)(7) exclusion of a proposal seeking a report on the "risk of damage to GE's brand name and reputation"). *See also Newmont Mining Corp.* (Feb. 4, 2004) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that requested a report on the risk to the company's operations, profitability and reputation because the proposal pertained to "an evaluation of risk").

We acknowledge the Staff's position regarding the inclusion of shareholder proposals that relate to "significant social policy issues" that "transcend day-to-day business matters of the Company" and that such proposals might not be excludable under Rule 14a-8(i)(7). *See* SLB No. 14E. While the Staff has determined that some proposals addressing human rights issues may constitute social policy issues that might not be excludable under Rule 14a-8(i)(7), the Staff has concurred on several occasions that merely invoking or phrasing a social policy issue in a proposal does not bar an exclusion determination if the proposal does, in fact, deal with tasks that are fundamental to management's ability to run the company on a day-to-day basis and seek to micro-manage the Company by probing too deeply into business decisions and relationships upon which shareholders are not adequately informed to render judgment. *See Bristol-Myers Squibb Co.* (Jan. 7, 2015) (concurring with Rule 14a-8(i)(7) exclusion of a proposal regarding human rights because the proposal related to the company's ordinary business operations). *See also Yum! Brands, Inc.* (Jan. 7, 2015) (exclusion of a proposal the same as that in *Bristol-Myers, supra,* on the same basis); *Costco Wholesale Corp.* (Nov. 14, 2014) (exclusion of a proposal the same as that in *Bristol-Myers, supra,* on the same basis); *Deere & Company* (Nov. 14, 2014) (exclusion of a proposal the same as that in *Bristol-Myers, supra,* on the same basis); and *The Walt Disney Co.* (Nov. 24, 2014) (exclusion of a proposal the same as that in *Bristol-Myers, supra,* on the same basis). *See also Petsmart, Inc.* (March 24, 2011) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that would have required suppliers to certify that they did not violate certain federal legislation and state law equivalents relating to the treatment of animals, noting that although humane treatment of animals is a significant policy issue, the scope of the laws covered by the proposal was too broad and thus too far removed from the company's control to be a proper focus of the proposal); and *Pfizer Inc.* (Jan. 28, 2005) (concurring with Rule 14a-8(i)(7) exclusion of a proposal that prohibited the company from making donations that contribute to animal testing).

The Proposal implicates precisely the type of day-to-day business operations that the 1998 Release indicated are too impractical and too complex to subject to direct shareholder oversight, especially those operations regarding our supply chain and approved Suppliers therein, System operations of thousands of Wendy's restaurants and the sourcing of Products that meet our high quality standards, as well as QSCC's ability to contract and negotiate with approved Suppliers and the Company's and QSCC's relationships with franchisees, customers and Suppliers. The Proposal does not contemplate the fluctuations in the supply, availability and quality of produce, particularly tomatoes, and how such factors are influenced by various circumstances, such as weather and other *force majeure* issues. Depending upon such circumstances, the Company obtains produce Products, including tomatoes, from areas where the Products satisfy Company standards and are comparable to or better than the Products the Company is obtaining elsewhere. Such Product purchasing determinations are made by management as part of the Company's routine operations and by QSCC. The Proposal clearly regards a matter for which our management, rather than shareholders, is best equipped to evaluate as part of the Company's day-to-day business operations.

Furthermore, the Staff has indicated that when a proposal relating to a company's ordinary business operations also raises a significant policy issue, the proposal will be excludable under Rule 14a-8(i)(7) unless "a sufficient nexus exists between the nature of the proposal and the company." *See* SLB No. 14E. Unlike proposals that involved significant social policy issues that directly linked to a company's day-to-day business operations, there is no sufficient nexus between the dubious Proposal urging the Company to join the FFP "for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand *as it relates to the purchase of produce*" (*emphasis added*) and the Company's considerable day-to-day business operations as a quick-service restaurant company. The Proposal specifically refers to the procurement of tomatoes, and although tomatoes are important to certain of our menu items, the Company provides various products other than tomatoes and produce alone and services, such as franchising and real estate management, that are important components of our ordinary business operations. The social issues presented in the Proposal regard only our agricultural supply chain as it relates primarily to tomatoes and therefore do not transcend the Company's ordinary business operations and do not represent policy issues so significant that a shareholder vote would be appropriate. Rather, the Proposal relates to ordinary business matters that should be confined to our management and Board of Directors. *See* the 1998 Release. *See also Deere & Company* (Dec. 5, 2016) (concurring with Rule 14a-8(i)(7) exclusion of a proposal regarding emissions reductions when the company was a machinery manufacturing company that did not focus its day-to-day operations solely on the production and transfer of energy); *The Kroger Co.* (*withdrawn* April 6, 2015) (requesting concurrence with Rule 14a-8(i)(7) exclusion of a proposal that would have allowed shareholders to control supplier retention and payments to suppliers because such matters were for the judgment of the company's management and board of directors, not shareholder opinion, noting that such issue is "precisely the type that Rule l 4a-

8(i)(7) is intended to address"). The tenuous nexus between FFP participation and all other issues that affect our day-to-day business operations does not sufficiently justify the Proposal's substantial incursion into the management of the Company's ordinary business matters. The Proposal instead requires the Company to take a specific action that regards complex business issues and policies and unduly intrudes on and seeks to micro-manage the Company's ordinary business operations. *See* the 1998 Release. For those reasons, the significant social policy issue exception does not support inclusion of the Proposal in the 2017 Proxy Materials.

Additionally, when taken as a whole in accordance with SLB No. 14C, the Proposal and Supporting Statements do not raise a social policy issue so significant that a shareholder vote would be appropriate and instead distrust the Company's judgment with respect to our day-to-day business matters. Therefore, the Proposal may be properly excluded under Rule 14a-8(i)(7).

CONCLUSION

For the reasons discussed above, the Company believes that the Proposal may be omitted from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(7).

We respectfully request that the Staff concur with the Company's view and confirm that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials.

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact me by telephone at (614) 764-3228 or by email at *Dana.Klein@Wendys.com*.

Sincerely yours,



Dana Klein
Senior Vice President – Corporate and
Securities Counsel, and Assistant Secretary

Attachments

cc: The Congregation of Saint Joseph
The Congregation of the Sisters of Saint Joseph
Mercy Investment Services, Inc.
Unitarian Universalist Congregation at Shelter Rock
Sister Colleen Dauerbach, SSJ (as agent for the Congregation of the Sisters of Saint Joseph)

<u>EXHIBIT A</u>

PROPOSAL AND PROPONENT DOCUMENTATION

EXHIBIT A
Proposal and Proponent Documentation


CONGREGATION OF
St. Joseph

Office of Peace and Justice
3427 Gull Rd.
Nazareth, MI 49074
Phone: 269.381.6290 ext.412

Dec. 9, 2016

Mr. Todd Penegor, CEO and President
Wendy's International RSC
1 Dave Thomas Blvd.
Dublin, OH 43017-0256

Dear Mr. Penegor,

The Congregation of St. Joseph is very concerned about human rights in the workplace and in the supply chains of companies in which we are invested. As consumers we are concerned about those workers who provide products and food for our use. As shareholders we are also concerned about our company's reputation.

As shareholders we are addressing specifically The Fair Food Program which provides an avenue for worker justice for farmworkers providing produce for restaurants that we support.

We are owners of 235 shares of common stock in Wendy's. Proof of ownership of this stock is enclosed and it is our intent to maintain ownership of these shares through the date of the annual meeting.

Through this letter we are now notifying the company of our filing the enclosed resolution. We present it for inclusion in the proxy statement for a vote at the next shareholder meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,

Mary Ellen Gondeck, csj

Mary Ellen Gondeck, CSJ
Congregation Justice Team

2 enclosures

Join the Fair Food Program
2017 – Wendy's International, Inc.

WHEREAS, Wendy's purchases significant amounts of produce, such as tomatoes, and

WHEREAS, there is increasing public awareness and media coverage of modern-day slavery, poverty-level wages, sexual abuse and verbal and physical violence that many agricultural workers face, and

WHEREAS, the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving over 1,200 workers (see, for example, US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; U.S. v. Navarrete; U.S. v. Ronald Evans), and

WHEREAS, violations of human rights in Wendy's supply chain can lead to public protests including consumer boycotts, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Wendy's brand, and

WHEREAS, Wendy's shift of tomato purchases away from Fair Food Program-participating growers in Florida to Mexico, including a Mexican supplier that was the subject of a slavery prosecution in 2013, *Bioparques del Occidente*, generated an ongoing national consumer boycott and

WHEREAS, Wendy's current code of conduct for suppliers is inadequate to protect the Wendy's brand, as it is remains based heavily on compliance with the law, which lacks enforcement mechanisms and excludes U.S. agricultural workers from many of the protections that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

WHEREAS, there exists an internationally-recognized program, the Fair Food Program, that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management and protects the brands of participating companies, and

WHEREAS, all four of Wendy's direct Quick Service Restaurant competitors, as well as key competitors in the Fast Casual industry, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Wendy's in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

WHEREAS, in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

RESOLVED, shareholders urge the Board of Directors to take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand as it relates to the purchase of produce.

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation of this Resolution.

50 South La Salle Street
Chicago, Illinois 60603
(312) 557-2000


NORTHERN
TRUST

December 9th, 2016

The Wendy's Co.
One Dave Thomas Blvd.
Dublin, OH 43017

Re: Certification of Ownership: The Congregation of St. Joseph Account Number ***FISMA & OMB Memorandum M-07-16***

To whom it may concern:

This letter will certify that as of December 9th, 2016, The Northern Trust Company held for the beneficial interest of The Congregation of St. Joseph Inc. 235 shares of The Wendy's Co. (CUSIP: 95058W100).

We confirm that the Congregation of St. Joseph has beneficial ownership of at least $2,000 in market value of the voting securities of The Wendy's Co. and that such beneficial ownership has existed continuously since January 28th, 2015 in accordance with rule 14a-8(a)(l) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting, May of 2017.

Please be advised, Northern Trust Securities Inc., employs National Financial Services for clearing purposes. National Financial Services DTC number is 0226.

If you have any questions, please feel free to give me a call.

Best,

Myles Quinn

MTQ1@NTRS.COM
312-557-7428

Not FDIC Insured	May Lose Value	No Bank Guarantee


SSJ
Sisters of
Saint Joseph™
CHESTNUT HILL • PHILADELPHIA

December 13, 2016

Mr. Emile Brolick
CEO and President
Wendy's Company
PO Box 253
Dublin, OH 43017-0256

Dear Mr. Brolick

The Congregation of the Sisters of Saint Joseph of Chestnut Hill, Philadelphia is committed to advancing the rights and dignity of all people. These rights include the workplace and in the supply chains of companies in which we are invested. As a consumer we are concerned about those workers who provide products and food for our use. As shareholders we are also concerned about our company's reputation.

As shareholders we are addressing specifically The Fair Food Program which provides an avenue for worker justice for farmworkers providing produce for restaurants that we support.

The Sisters of Saint Joseph are beneficial owners of 300 shares of stock in Wendy's Company. An emailed copy verification of our holdings is enclosed and an original document will be sent under separate cover by U.S. Bank. It is our intent to maintain ownership of these shares through the date of the annual meeting.

Therefore, we are co-filing the attached proposal with the Congregation of St. Joseph of Nazareth, MI represented by Sister Mary Ellen Gondeck. I hereby submit it for inclusion in the proxy statement in accordance with rule14-a-8 of the General Rules and the regulations of The Securities and Exchange Act of 1934.

Mount Saint Joseph Convent • 9701 Germantown Avenue • Philadelphia, PA 19118-2694 • 215-248-7200 • www.ssjphila.org

I designate Sister Mary Ellen Gondeck, CSJ as the lead filer to act on my behalf for all purposes in connection with this proposal MGondeck@cssjoseph.org . However, I do request the copies of any communication be forwarded to Sister Colleen Dauerbach at the address below or by email at: cdauerbach@ssjphila.org

Thank you for your attention to this matter.
Sincerely,



Sister Anne P. Myers, SSJ
President
The Corporation of the Convent of the
Sisters of Saint Joseph of Chestnut Hill, Philadelphia, PA

Enclosures:

cc: Sister Mary Ellen Gondeck CSJ, Congregation of St. Joseph of Nazareth, MI
Julie Wokaty, Interfaith Center for Corporate Responsibility (ICCR)

Join the Fair Food Program
2017 – Wendy's International, Inc.

WHEREAS, Wendy's purchases significant amounts of produce, such as tomatoes, and

WHEREAS, there is increasing public awareness and media coverage of modern-day slavery, poverty-level wages, sexual abuse and verbal and physical violence that many agricultural workers face, and

WHEREAS, the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving over 1,200 workers (see, for example, US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; U.S. v. Navarrete; U.S. v. Ronald Evans), and

WHEREAS, violations of human rights in Wendy's supply chain can lead to public protests including consumer boycotts, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Wendy's brand, and

WHEREAS, Wendy's shift of tomato purchases away from Fair Food Program-participating growers in Florida to Mexico, including a Mexican supplier that was the subject of a slavery prosecution in 2013, *Bioparques del Occidente,* generated an ongoing national consumer boycott and

WHEREAS, Wendy's current code of conduct for suppliers is inadequate to protect the Wendy's brand, as it is remains based heavily on compliance with the law, which lacks enforcement mechanisms and excludes U.S. agricultural workers from many of the protections that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

WHEREAS, there exists an internationally-recognized program, the Fair Food Program, that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management and protects the brands of participating companies, and

WHEREAS, all four of Wendy's direct Quick Service Restaurant competitors, as well as key competitors in the Fast Casual industry, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Wendy's in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

WHEREAS, in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

RESOLVED, shareholders urge the Board of Directors to take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand as it relates to the purchase of produce.

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation of this Resolution.



All of **us** serving you™

December 13, 2016

Wendy's International RSC
Mr. Emile Brolick
Corporate Secretary
1 Dave Thomas Blvd
Dublin, OH 43017-0256

RE: Wendy's Company

Dear Mr. Brolick:

This letter is to certify that the Sisters of Saint Joseph have beneficially owned 300 shares of Wendy's Company stock at U S Bank as of and on Date 12/13/2016 i.e $ 4,137.00 market value. These shares have been continuously held for more than 12 months.

The Sisters of Saint Joseph intends on keeping the shares through the annual meeting. If any further information is required, please do not hesitate to contact me at the number below.

Sincerely,

Carol Hopewell
Account Manager, AVP

cc: Sister Colleen Dauerbach



All of **us** serving you™

POSITION/TAXLOT DETAIL   PRICED AS OF:12/12/16

001050992870 CONV SIS ST JOSEPH CHEST HILL -CASH   CASH BASIS

COMMAND ===>

WEN : WENDYS CO THE   TAXABLE TO FEDERAL AND STATE

CUSIP: 95058W100 ' ISIN: US95058W1009

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
300.0000	3,062.55	4,137.00	3,062.55	0
	1,074.45	1,074.45	3,062.55	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A B	ORIGINAL COST/
8281966	1	300.0000	3,062.55	08/31/2016	1,074	16	P	N	N	P	3,062.55
			3,062.55	09/06/2016		10	F		P	N	


MERCY
INVESTMENT
SERVICES, INC

December 12, 2016

Mr. Todd Penegor, CEO and President
Wendy's International RSC
1 Dave Thomas Blvd.
Dublin, OH 43017-0256

Dear Mr. Penegor,

Mercy Investment Services, Inc., as the investment program of the Sisters of Mercy of the Americas, has long been concerned not only with the financial returns of its investments, but also with their social and ethical implications. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Wendy's International.

As shareholders, Mercy Investment Services is concerned with human rights in the workplace and in the supply chains of companies in which we are invested, and the impacts of those areas on our company's reputation. We request the Board of Directors take the steps necessary to join the Fair Food Program, which provides an avenue for worker justice for farmworkers providing produce for Wendy's restaurants.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for over a year and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. The Congregation of St. Joseph is the lead filer and may withdraw the proposal on our behalf. All co-filers respectfully request direct communication from the company, and to be listed in the proxy.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Mary Minette

Mary Minette
Director of Shareholder Advocacy
703-507-9651
mminette@mercyinvestments.org

cc : E. J. Wunsch, Corporate Secretary

Join the Fair Food Program
2017 – Wendy's International, Inc.

WHEREAS, Wendy's purchases significant amounts of produce, such as tomatoes, and

WHEREAS, there is increasing public awareness and media coverage of modern-day slavery, poverty-level wages, sexual abuse and verbal and physical violence that many agricultural workers face, and

WHEREAS, the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving over 1,200 workers (see, for example, US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; U.S. v. Navarrete; U.S. v. Ronald Evans), and

WHEREAS, violations of human rights in Wendy's supply chain can lead to public protests including consumer boycotts, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Wendy's brand, and

WHEREAS, Wendy's shift of tomato purchases away from Fair Food Program-participating growers in Florida to Mexico, including a Mexican supplier that was the subject of a slavery prosecution in 2013, *Bioparques del Occidente,* generated an ongoing national consumer boycott and

WHEREAS, Wendy's current code of conduct for suppliers is inadequate to protect the Wendy's brand, as it is remains based heavily on compliance with the law, which lacks enforcement mechanisms and excludes U.S. agricultural workers from many of the protections that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

WHEREAS, there exists an internationally-recognized program, the Fair Food Program, that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management and protects the brands of participating companies, and

WHEREAS, all four of Wendy's direct Quick Service Restaurant competitors, as well as key competitors in the Fast Casual industry, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Wendy's in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

WHEREAS, in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

RESOLVED, shareholders urge the Board of Directors to take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand as it relates to the purchase of produce.

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation of this Resolution.



BNY MELLON

December 12, 2016

Mr. Todd Penegor
CEO and President
Wendy's International RSC
1 Dave Thomas Blvd.
Dublin, OH 43017-0256

Re: Mercy Investment Services Inc.

Dear Mr. Penegor,

This letter will certify that as of December 12, 2016, The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 1 share of The Wendy's Company and that such beneficial ownership has existed continuously for more than one year as of December 12, 2016. Also, please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com


UNITARIAN
UNIVERSALIST
CONGREGATION AT Shelter Rock

December 12, 2016

Mr. Emil Brolick, CEO and President
Wendy's Company
PO Box 253
Dublin, OH 43017-0256

Dear Mr. Brolick,

The Unitarian Universalist Congregation at Shelter Rock is very concerned about human rights in the workplace and in the supply chains of companies in which we are invested. As consumers we are concerned about those workers who provide products and food for our use. As shareholders we are also concerned about our company's reputation.

As shareholders we are addressing specifically The Fair Food Program which provides an avenue for worker justice for farmworkers providing produce for restaurants that we support.

We are owners of 281 shares of common stock in Wendy's. Proof of ownership of this stock is enclosed and it is our intent to maintain ownership of these shares through the date of the annual meeting.

Through this letter we are now notifying the company of our co-filing the enclosed resolution. We present it for inclusion in the proxy statement for a vote at the next shareholder meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,

Arnold Babel

Arnold Babel
President
Board of Trustees

2 enclosures

48 SHELTER ROCK ROAD, MANHASSET, NY 11030
(T) 516.627.6560 (F) 516.627.6596 • uucsr@uucsr.org • www.uucsr.org

Join the Fair Food Program
2017 – Wendy's International, Inc.

WHEREAS, Wendy's purchases significant amounts of produce, such as tomatoes, and

WHEREAS, there is increasing public awareness and media coverage of modern-day slavery, poverty-level wages, sexual abuse and verbal and physical violence that many agricultural workers face, and

WHEREAS, the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving over 1,200 workers (see, for example, US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; U.S. v. Navarrete; U.S. v. Ronald Evans), and

WHEREAS, violations of human rights in Wendy's supply chain can lead to public protests including consumer boycotts, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Wendy's brand, and

WHEREAS, Wendy's shift of tomato purchases away from Fair Food Program-participating growers in Florida to Mexico, including a Mexican supplier that was the subject of a slavery prosecution in 2013, *Bioparques del Occidente,* generated an ongoing national consumer boycott and

WHEREAS, Wendy's current code of conduct for suppliers is inadequate to protect the Wendy's brand, as it is remains based heavily on compliance with the law, which lacks enforcement mechanisms and excludes U.S. agricultural workers from many of the protections that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

WHEREAS, there exists an internationally-recognized program, the Fair Food Program, that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management and protects the brands of participating companies, and

WHEREAS, all four of Wendy's direct Quick Service Restaurant competitors, as well as key competitors in the Fast Casual industry, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Wendy's in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

WHEREAS, in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

RESOLVED, shareholders urge the Board of Directors to take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing consumer and investor confidence in the Wendy's brand as it relates to the purchase of produce.

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation of this Resolution.

Graystone
Consulting℠

December 12, 2016

Unitarian Universalist
Congregation at Shelter Rock
48 Shelter Rock Rd
Manhasset , NY 11030

To Whom This May Concern:

This is to confirm that the Unitarian Universalist Congregation of Shelter Rock currently owns 281 Shares of Wendys Co Com . These shares have been held since the purchase dates listed below.

These shares were purchased as follows:
281 shares on 3/10/2015

Sincerely



Olfa Overstreet
Vice President
Complex Risk Officer

This information and data is being provided at your request and is from sources considered reliable, but Their accuracy and completeness is not guaranteed. It has been prepared for illustrative purposes only and is not intended to be used as a substitute for the transaction statements you receive from Morgan Stanley Smith Barney LLC. Please compare the date on this document carefully with your transaction statements to verify its accuracy.

<u>EXHIBIT B</u>

SUPPLIER CODE OF CONDUCT OF THE COMPANY

EXHIBIT B
Supplier Code of Conduct of the Company



Wendy's

CODE OF CONDUCT FOR SUPPLIERS TO WENDY'S

2015 Supplier Preview





The Wendy's Company (Wendy's) has established this Code of Conduct (Code) for all suppliers and vendors (collectively Suppliers) that are approved to provide goods, products, equipment or services (collectively Products) to the system of restaurants and other outlets operated under the Wendy's concept in the U.S. (the System). The term "Supplier" includes all persons, entities, companies or organizations that have entered into a written agreement with Wendy's or who have been otherwise approved by Wendy's to supply or manufacture Products to be sold to the System.

Wendy's expects Suppliers to use best practices in all aspects of their operations and to conduct business in a way that is consistent with the values of Wendy's and our franchisees, and the strong ethical principles established by our founder, Dave Thomas.

The Code is guided by Dave's Five Legacy Values:

Quality is Our Recipe

Do the Right Thing

Treat People with Respect

Profit Means Growth

Give Something Back





All Suppliers, and their suppliers and contractors, are expected to comply with applicable local, state and federal laws and regulatory requirements as part of responsible business operations, including, but not limited to, applicable employment, immigration, civil rights, and antidiscrimination laws; food safety; animal welfare; environmental; and any other required industry standards. The Code applies specifically to Suppliers' business on behalf of Wendy's, and Suppliers are expected to affirm they have received and understand the specific outlined expectations of the Code. Suppliers with their own codes of conduct may share those with Wendy's as part of the affirmation process.

Table of Contents

The below links will take you to specific sections of the Code.



Scope and Application of the Code of Conduct

The Code represents a codification of Wendy's "way of doing business" and a pledge, with our Suppliers, to work toward continuous improvement in all aspects of our operations. Wendy's intent is to build relationships with our core Suppliers through open and honest evaluation based on mutual respect for knowledge and understanding of the process, the needs of the System, and the capabilities of our Suppliers.

The Code was developed by Wendy's and was created with the valued input of our Supplier community. It accurately demonstrates our priority focus on Supplier responsibility across critical areas of our supply chain.

This Code applies to all Suppliers of Products to the System contractually managed by Quality Supply Chain Co-op, Inc. (QSCC). QSCC was formed to act as the sole authorized purchasing organization for Wendy's company and Wendy's franchised restaurants located in the United States and Canada. QSCC is not an affiliate of Wendy's and was organized and operates independently of Wendy's. Wendy's and most of Wendy's franchisees are shareholders of QSCC.



The Code should not be read in lieu of, but in addition to, a Supplier's obligations as set out in any agreements between Wendy's or QSCC and the Supplier. In the event of a conflict between the Code and an agreement between Wendy's or QSCC and the Supplier, the agreement between Wendy's or QSCC and the Supplier will govern and control. The provisions of the Code are intended only to confirm the basic requirements that are expected of Suppliers to the System. This Code shall in no way be construed as conferring, or in any way granting, rights of any kind to any third party.

The Code will apply to all Suppliers where the Product's final destination of use or consumption is in the U.S. in the areas of food, packaging, equipment and distribution. This currently represents the food and non-food purchasing done by approximately 90 percent of Wendy's restaurants worldwide.

Wendy's and its Suppliers understand that the Code can and will evolve as necessary to incorporate industry and product or process changes that may range from production practices to new technologies. It is not a punitive Code, but an engaging one, that promotes collective, aspirational thinking and partnership between Wendy's and our Suppliers and encourages new learning and research that is applicable to our respective operations.

Wendy's established this full Code in 2015, and it is mandatory for all applicable Suppliers as of 2016. Suppliers are required to re-affirm annually to Wendy's Quality Assurance their receipt and understanding of the Code. This Code may be expanded at any time to include Suppliers that provide Products to the System outside of the U.S.





Food Safety and Food Ingredients

At our heart, Wendy's is a provider of great, high-quality foods for our customers. With our Suppliers, we share the objective of assuring the ingredients in the foods we serve are safe. Regardless of which Wendy's restaurant is visited, customers need to be confident Suppliers to those restaurants adhere to our strict food safety processes and quality standards.



Our Specific Expectations

Food Safety

Wendy's understands that the safety of the foods served in our restaurants is our stock in trade – without confidence in our food, we lose trust. That trust extends to our Supplier community, and we hold our Suppliers to the food safety and quality assurance standards that are among the most stringent in the restaurant industry.

Our goal is to constantly exceed our customers' expectations – every day and in every restaurant. Wendy's continually monitors our food products and works hard to improve them. Wendy's Suppliers are expected to provide the System with the specified quality products and ingredients at all times and must immediately report to Wendy's any issues that could affect the safety or quality of our foods.

Suppliers are required to meet the extensive food safety and quality assurance guidelines set forth by both regulatory agencies and Wendy's, and to demonstrate that they have rigorous food safety and quality management systems in place in all Wendy's supply operations. Our expectation is that all foods for Wendy's are produced, packaged, held and transported under conditions that assure a safe, quality product.

To meet our customers' demand for food safety and quality, Wendy's and our Suppliers further agree to:

- Maintain strict standards for raw products and finished ingredients that meet or exceed government requirements;
- Adhere to a strict food safety testing program;
- Follow rigid food handling, hygiene and preparation procedures;
- Promptly retain any product suspected to be unsafe until a food safety review can be completed; and
- Remain vigilant: keep monitoring and improving our processes to maintain product safety.

Food Ingredients

Wendy's knows that the best food comes from the best ingredients. We also know that consumers today have greater interest than ever before about what's in their food, and we respond to that by providing customers with food sourced from safe, quality ingredients.

Suppliers are expected to:

- Source ingredients and produce finished products that adhere to and comply with Wendy's specifications;
- Demonstrate that ingredients were procured in a responsible way that is consistent with Wendy's animal welfare standards;
- Provide accurate and timely ingredient statements, allergen declarations, and nutrition profiles consistent with our commitment to transparency; and
- Ensure ingredients are safe and of the specified quality.

More about Wendy's Positions on Food Safety and Food Ingredients

Wendy's has been proactive in our food safety and food ingredient programs, including advancements toward eliminating partially hydrogenated oils, sharing food allergen information and promoting sustainability in food ingredients. To learn more about Wendy's positions, visit *www.wendys.com/en-us/nutrition-info.*



Farm Animal Health and Well-Being

We are proud that for decades Wendy's has been a leader in setting and enforcing standards for the humane care of animals raised for our food as part of a responsible, safe and sustainable food supply chain.

Our public commitment to animal welfare originated in the 1990s with the establishment of comprehensive standards for farm animal care, standards that today still shape our contracting and procurement process. In 2001, we established an Animal Welfare Program to regularly review corporate policies and supplier performance, to evaluate relevant academic and scientific research, and to make recommendations as needed for improvement or updates.

We know that the manner in which animals raised for food are cared for and on-farm best management practices are important to our customers – as they are to us. While Wendy's does not own or raise livestock or poultry, our position as a leader in the restaurant industry encourages us to take a proactive, responsible role in the health and well-being of these animals.

Our Specific Expectations

Audits

Wendy's rigorous animal welfare auditing protocol for our Suppliers, which evaluates areas including, but not limited to, housing, transportation and processing, is a leader in the restaurant industry and is led by trained internal and external auditors. We began animal handling audits in the mid-1990s, and our on-farm auditing program has strengthened since that time to allow us to continue to affirm our Suppliers meet our high expectations for animal welfare.







Our beef, pork and chicken Suppliers are audited annually, and any who do not achieve a score of "excellent" will be audited at least twice each year to verify compliance. Audits are reviewed by external animal welfare experts as an added measure of assurance. Companies that are unable to maintain our strict guidelines face termination as approved Suppliers of Wendy's.

Compliance with Animal Welfare Policies

We expect Suppliers to Wendy's to comply with our robust animal welfare policies and audit processes. The Code as it relates to animal welfare is intended to be a reflection of the commitment made by Suppliers, but does not supersede Suppliers' participation in Wendy's Animal Welfare Program.

Our priority focus for Supplier conduct includes proper animal handling, animal welfare as a component of food safety and quality, and regular improvement. As a restaurant industry leader, we take our role in shaping this important issue very seriously.

Our animal welfare focus is on our beef, chicken and pork Suppliers, which represent approximately 40 percent of our food purchases. Outside experts in animal science and veterinary care, including the renowned Dr. Temple Grandin of Colorado State University, provide counsel and guide our decision making. Since 1998, Wendy's also has followed the American Meat Institute animal welfare guidelines for beef and pork production.

As a partner with our food Suppliers and the farms that supply them, Wendy's provides the following support in animal welfare:

- Supplier collaboration and education to support an effective program and regular improvement
- Expert certification and national program participation
- Commitment by senior management
- Ongoing verification of animal welfare practices
- Continuous Improvement

Our commitment is broad, but our focus is targeted. Being informed about emerging issues in animal welfare is important to us, and our animal welfare policy and Supplier expectations will be updated as needed to reflect new learnings. We encourage our Suppliers to actively engage in industry programs and education on animal care, and to bring to Wendy's any relevant background that will strengthen our Animal Welfare Program.

More about Wendy's Positions on Animal Welfare

Wondering what questions we get the most when it comes to animal welfare? Visit *www.wendys.com/en-us/about-wendys/animal-welfare-program* for more background on how Wendy's feels about some of the pressing issues of farm animal care, including laying hen and broiler chicken housing, gestation stalls, harvest and processing, antibiotic use and more.



Human Rights and Labor Practices

At Wendy's, we believe our success begins and ends with our people and the Supplier companies that have been thoughtfully selected to do business with us. This focus on upholding quality while adhering to a core set of values – specifically, Do the Right Thing and Treat People with Respect as it relates to human rights and labor practices – encompasses everything we do.

People are our most valuable asset. Collectively, it is the respect and dignity we hold for each individual and value we place on trusted relationships that enables our mutual success. To that end, we take all human rights and labor practices issues seriously and expect the same from our Suppliers.

Nearly 90 percent of Wendy's operations are located in the U.S., and most of Wendy's food is sourced through American farms and ranches. As such, we expect compliance with the Fair Labor Standards Act (FLSA) and other applicable laws.

For our suppliers with international operations, our expectations for their behavior outside of the U.S. are informed by standards set forth by the United Nations in The Universal Declaration of Human Rights and the International Labor Organization (ILO), to the extent they are consistent with applicable law. We encourage our Supplier partners to respect these human rights and labor declarations as part of their business practices.



Our Expectations

We expect all Suppliers to adhere to the following standards related to human rights and labor:

Hiring Practices. Wendy's Suppliers commit to employing only those individuals who are legally authorized to work. Suppliers are responsible for verification of age, identity and legal right to work for each employee.

Minimum Age Requirements / Child Labor. Underage child labor as defined by local, state and federal agencies is not to be tolerated by Wendy's Suppliers. Wendy's expects all Suppliers to follow the rules set forth by the FLSA and other applicable laws, which set wages, hours worked and safety requirements for minors (individuals under age 18). For suppliers internationally, we encourage adherence to standards and Conventions set forth by the ILO or similar local authority.

Healthy & Safe Work Environment. Suppliers are expected to provide a safe and healthy workplace in compliance with applicable local, state and federal laws and regulations.

Housing Conditions. In the event any Supplier provides housing for its employees, facilities must be constructed and maintained in accordance with applicable laws, regulations and housing codes.

Voluntary Employment. Our Suppliers should only employ individuals whose presence in the workplace is voluntary. Consistent with ILO Conventions and Recommendations on forced labor, our Suppliers should not utilize or engage with factories or production facilities that force work to be performed by unpaid or indentured laborers, or those who must otherwise work against their will.

Working Hours and Time Off. Our Suppliers should ensure all employees work in compliance with applicable laws and regulations and with published industry standards pertaining to the number of hours and days worked.

Wages and Benefits. Our Suppliers are expected to fairly compensate and provide wages, benefits and overtime premiums to their employees that comply with applicable laws and regulations, account for all hours worked, and match or exceed the local minimum wages and benefits in the relevant industry.

No Discrimination or Harassment. We expect every Supplier to provide equal opportunity to its employees in compliance with state and federal laws. We also expect our Suppliers to provide a work environment free of any form of discrimination or harassment.

Freedom of Association. Our Suppliers must respect any right of its employees to join legal organizations of their own choosing. Suppliers must not threaten or penalize employees as a result of any lawful efforts to organize or bargain collectively.





Environmentally Sustainable Business Practices

Sustainable business practices are woven into the fabric of how Wendy's operates and are the epitome of Do the Right Thing as defined in our core values. Today, perhaps more than ever, those sustainable "right things" that we do should be transparent and clearly articulated.

Being environmentally responsible serves not only as a driver for defining Wendy's sustainable business practices, but also as a positive change agent, because sustainability practices are constantly evolving and not static. As a member of BSR (Business for Social Responsibility), a global non-profit organization that works with its network of more than 250 member companies to build a just and sustainable world, we continue to employ new sustainable practices that enhance our environmental stewardship.

Equally important to Wendy's is that we share with our Suppliers the practices we've successfully put in place and encourage Suppliers to follow our lead when possible. We look to our Suppliers that are leaders in sustainability and welcome their input and sharing of best practices.

By treating both our environment and our communities with respect and care, we earn the opportunity each day to contribute and make a difference.

Working Toward a Sustainable Future

Suppliers are encouraged to operate responsibly at all times with a commitment to preserving our environment for future generations. Suppliers with active sustainability initiatives are encouraged to address, document and make continuous improvement efforts with regard to the following environmental considerations:

- Water usage including wastewater management
- Soil management (specifically agricultural operations)
- Energy reduction and fossil fuel usage
- Material and food waste reduction
- Packaging and recycling
- Solid waste reduction
- Emissions from manufacturing, processing and transportation
- Responsible construction and development
- Protection of forests and high conservation value areas
- Hazardous material handling and disposal
- Responsible sourcing of raw materials

Our Specific Expectations

Suppliers are expected to comply with applicable legal environmental requirements and regulations, including securing and renewing all related permits.

In developing sustainable business practices, Wendy's encourages Suppliers to consider developing and deploying an environmental management system, based on international standards such as ISO 14001:2004, in an effort to identify, document, manage and/or mitigate any environmental issues or concerns.





Business Ethics and Integrity

The way in which we conduct business says a lot about Wendy's. Every interaction we have, decision we make and transaction we authorize has the potential to enhance or diminish our reputation.

Defining acceptable business behavior starts with adhering to applicable laws, regulations and industry standards and guidelines. However, our values, work ethic and commitment to doing the right thing have been synonymous with the Wendy's brand since its founding. It also is what we look for and expect from our supply chain partners. In order for us to succeed together, ethical behavior must be a mutual commitment.

Our Suppliers are expected to uphold the highest business ethics and demonstrate their business integrity at all times. In addition, Wendy's supports and encourages Suppliers to provide annual ethics training to all employees.

Our Specific Expectations

Gifts, Gratuities and Entertainment. Outside of customary business practices within specified limits, our Suppliers should not offer or provide any gifts, gratuities or entertainment to any individual to grant or receive a favor in return; or in an attempt to influence or gain an unfair advantage in any aspect of an existing or prospective business opportunity.

Anti-bribery and Corruption. Consistent with our stance on gifts, gratuities and entertainment, our Suppliers should not promise or imply an unfair advantage to secure or retain business. Suppliers must not pay bribes, accept any form of kickbacks, or act in any manner that would violate domestic or foreign laws or regulations.

Confidential and Proprietary Information. Throughout the course of a relationship, a Supplier may have knowledge of or access to sensitive business information that may be confidential and proprietary based on trust and/or necessity to fulfill contractual obligations and agreements. It is the responsibility of our Suppliers to protect that information by keeping it confidential at all times. Suppliers should not share confidential and proprietary information with other parties, except as specifically agreed to in writing or authorized by an officer at Wendy's or when disclosure is required by law. This includes, but is not limited to, pricing, financials, products and product innovation, materials/ingredients, and customer data.

Brand and Trademark Use. We take our brand reputation seriously. Any desired use of Wendy's trademarks, logos, domain names or other intellectual property by a Supplier must be submitted to Wendy's legal department for approval prior to use. Further, our Suppliers must respect and avoid any misuse of Wendy's intellectual property.

Conflict of Interest. Our Suppliers are expected to report any existing or prospective business situation and/or relationship that may appear as a conflict of interest in relation to its role as a Supplier to Wendy's. Suppliers also should disclose if any officers or employees have material or economic interests with others that may suggest a conflict of interest in relation to its role as a Supplier to Wendy's.

Data Security. Wendy's is focused on protecting the information of our employees, customers, and partners. We expect our partners to be equally focused on securing data that is sensitive, regulated or could impact the System. At a minimum, Suppliers are expected to comply with applicable laws and regulations in the jurisdictions in which they operate and apply information security and business continuity practices that adequately protect their businesses and conform to the industry standard. Wendy's reserves the right to audit a Supplier's data security practices where relevant to the System and the Products provided to Wendy's.

Grievance. Our Suppliers should have in place means for any employee to submit anonymous concerns and grievances to Supplier's management. Suppliers should also designate a process in which to record, file and appropriately address concerns by taking appropriate action in a confidential manner, as necessary.

No Retaliation. Employees of our Suppliers must have the opportunity to speak with their leadership without fear or concern of retaliation when asking questions or raising concerns. It is expected that our Suppliers have a no retaliation policy.

Reporting Business Ethics Violations. With both a grievance and no retaliation policy in place, Suppliers should be well equipped to address and remedy many business ethics concerns and violations described in this section of the Code that could arise in their organizations. Suppliers and their employees also can report business ethics concerns to Wendy's toll-free, 24-hour compliance hotline at 1-800-256-8595 or the ethics website at www.wendys.ethicspoint.com.

More about Wendy's Code of Business Conduct and Ethics

For more information about our Code of Business Conduct and Ethics, visit: *http://ir.wendys.com/phoenix.zhtml?c=67548&p=irol-govconduct*





Compliance with the Code of Conduct

As a condition of doing business with the System, each of our Suppliers is expected to comply with the provisions outlined in the Code and to re-affirm annually to Wendy's Quality Assurance their receipt and understanding of the Code. Suppliers are also expected to require similar standards of doing business from their suppliers and contractors. Non-compliance by a supplier or contractor of a Supplier may have direct consequences to the Supplier's relationship with Wendy's.

Where necessary, Suppliers should interpret the Code broadly. Our intent is that Suppliers commit not only to the "letter" but also the "spirit" of the Code.



Accountability and Verification

Each Supplier should conduct audits and inspections to ensure their compliance with the Code and applicable legal and contractual standards, and Suppliers are expected to document the results of those audits.

Wendy's may monitor a Supplier's compliance with the Code, and has the right to conduct, or have its designee conduct, unannounced inspections of a Supplier's facilities and records.

Verification of a Supplier's compliance with the Code may be demonstrated through a number of methods, including, but not limited to, the following:

- Certification by third-party organizations
- Submission of materials, such as existing sustainability or annual reports, audits or supplier contracts
- Compliance with local, state or national regulatory programs
- Wendy's Quality Assurance or Wendy's Animal Welfare Program audits
- Participation in national or international programs focused on continuous improvement of business conduct, as applicable





Compliance with the Code of Conduct

Continuous Improvement

Wendy's recognizes the important role that continuous improvement plays in advancing conduct within its Supplier organizations. As such, the relationship between Wendy's and its Suppliers is a journey based on mutual trust and transparency, and Wendy's strongly advocates that Suppliers work toward improvement of policies, practices, processes and best talent.

Wendy's expects Suppliers to work toward continuous improvement in:

- Implementation – basic compliance with the Code
- Enhanced practices – doing more than what is required within the Code
- Best practices – exceeding industry expectations consistently in one or more areas of the Code

Wendy's plans on recognizing Suppliers who go above and beyond, as it relates to continuous improvement, and looks forward to celebrating the successes of its Suppliers.


Wendy's
QUALITY IS OUR RECIPE

Non-Compliance

In addition to any contractual rights of Wendy's or QSCC, should a Supplier be found to be in non-compliance with the Code, Wendy's expectations for response and successful resolution may include any of the following:

- Immediate implementation of corrective measures by the Supplier under a plan approved by Wendy's;
- Initiation of a probationary period before a return to in-compliance status;
- Development of a continuous improvement program; or
- Performance of and completion of a satisfactory re-audit.

On occasion when unintended violations do occur, despite Suppliers' demonstrated good-faith attempts to adhere to the Code, Wendy's will work collaboratively with Suppliers to correct issues of non-compliance.

Actions and/or issues of repeat non-compliance are inconsistent with our way of doing business and may be cause for immediate termination.

If successful resolution of non-compliance cannot be achieved to the satisfaction of Wendy's, or if it is determined that the Supplier is no longer in a position to uphold the core values and ethical principles of Wendy's, then termination of the relationship with Wendy's will likely proceed.


Wendy's



A Mutual Commitment

ABOVE ALL, WENDY'S EXPECTS ITS SUPPLIERS TO CONSIDER AT ALL TIMES WHAT IS RIGHT AND RESPONSIBLE.

Our core values were created by our founder Dave Thomas more than 40 years ago:

- Quality is Our Recipe
- Do the Right Thing
- Treat People With Respect
- Profit Means Growth
- Give Something Back

They are timeless guideposts for the Wendy's family – including our Supplier community.

